Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Six Months Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012
	(unaudited)
Earnings:
Pretax income (loss) from continuing operations	$15,673,518	$12,300,467	$58,990,678	$45,411,712	$79,045,303
Fixed charges	34,424,795	65,690,634	45,508,411	61,038,847	42,809,788
Total earnings before fixed charges and preferred shares	$50,098,313	$77,991,101	$104,499,089	$106,450,559	$121,855,091

Fixed Charges:
Interest (expensed and capitalized)	$27,348,005	$56,308,779	$38,430,444	$52,518,198	$38,027,275
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,059,151	9,344,049	7,042,845	8,491,437	4,765,109
Estimate of interest within rental expenses	17,639	37,806	35,122	29,212	17,404
Total fixed charges	$34,424,795	$65,690,634	$45,508,411	$61,038,847	$42,809,788

Preferred stock dividend	$12,062,352	$24,437,458	$17,175,869	$7,221,041	$1,243,971

Carrying value in excess of consideration paid for preferred shares	$(1,500,190)	$—	$—	$—	$—

Ratio of earnings to combined fixed charges (1)	1.46	1.19	2.30	1.74	2.85
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	1.11	0.87	1.67	1.56	2.77

(1) The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.